Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 25, 2017	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record Third Quarter Sales and Earnings
Strong Sales Growth in All Segments and Regions

MINNEAPOLIS (October 25, 2017) - Graco Inc. (NYSE: GGG) today announced results for the third quarter and nine months ended September 29, 2017.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 29, 2017	Sep 23, 2016	% Change	Sep 29, 2017	Sep 23, 2016	% Change
Net Sales	$379.8	$327.2	16%	$1,099.9	$980.2	12%
Operating Earnings	99.6	81.5	22%	284.2	220.8	29%
Net Earnings	75.5	54.4	39%	216.0	144.9	49%
Diluted Net Earnings per Common Share	$1.30	$0.95	37%	$3.73	$2.55	46%
Diluted Net Earnings per Common Share, adjusted (1)	$1.15	$0.95	21%	$3.28	$2.55	29%
(1) Excludes the reduction of income taxes resulting from a required change in accounting for excess tax benefits on stock option exercises. Also excludes the effect of tax planning benefits realized in the third quarter of 2017. See Financial Results Adjusted for Comparability below for a reconciliation of the adjusted non-GAAP financial measures to GAAP.

•	All segments and regions had double-digit percentage sales growth for the quarter and year to date.

•	Gross margin rate declined slightly in the third quarter compared to the prior year, with favorable price-cost dynamics more than offset by the impacts of project sales and product mix.

•	Sales growth and operating expense leverage drove operating earnings increases of 22 percent for the quarter and 29 percent for the year to date.

•	Diluted earnings per share include $0.06 for the quarter and $0.36 for the year to date from a required change in accounting for stock compensation.

•	Diluted earnings per share for the quarter and year to date include $0.09 related to tax planning benefits that will not recur in 2018.

“For the third consecutive quarter Graco posted double-digit sales growth on an organic, constant currency basis, achieving new Company sales records for both the quarter and year to date. This also marks the third consecutive quarter where we have achieved growth in every region and reportable segment," said Patrick J. McHale, Graco's President and CEO. “Overall Company profitability trends remained solid in the third quarter, similar to the first half results, reflecting strong operating expense leverage on the double-digit sales increase.”

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Consolidated Results

Sales for the quarter increased 16 percent, with increases of 12 percent in the Americas, 18 percent in EMEA (14 percent at consistent translation rates) and 27 percent in Asia Pacific (28 percent at consistent translation rates). Sales for the year to date increased 12 percent, with increases of 11 percent in the Americas, 10 percent in EMEA (12 percent at consistent translation rates) and 18 percent in Asia Pacific (20 percent at consistent translation rates).

Changes in currency translation rates increased sales by approximately $3 million (1 percentage point) for the quarter and decreased sales by approximately $6 million (1 percentage point) for the year to date.

Gross profit margin rate decreased by one-half percentage point for the quarter and increased one-half percentage point for the year to date. Favorable effects from higher production volume and realized pricing were offset in varying degrees for the quarter and the year to date by the unfavorable impact of product mix.

Total operating expenses for the quarter increased $9 million (9 percent) compared to the third quarter last year. More than half of the increase was from increases in sales and earnings-based incentives and unallocated corporate operating expense (mostly from market-based stock compensation and pension costs). Year-to-date operating expenses increased $6 million (2 percent). Volume and rate-related increases were partially offset by a $3 million decrease in amortization expense and the impact of currency translation.

The effective income tax rate for the quarter was 22 percent, down from 29 percent last year. The effective income tax rate for the year to date was 21 percent, down from 30 percent last year. Adoption of a new accounting standard, requiring excess tax benefits related to stock option exercises to be credited to the income tax provision (formerly credited to equity), reduced the tax provision by $3.2 million for the quarter and $20.5 million for the year to date, decreasing the effective tax rate for the quarter and year to date by 3 and 7 percentage points, respectively. The effective tax rates for both the quarter and year to date were further reduced by the impacts of tax planning that will not recur in 2018 and foreign earnings taxed at lower rates than the U.S.

Segment Results

Certain measurements of segment operations are summarized below:

	Three Months Ended			Nine Months Ended
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$178.5	$73.7	$127.7	$509.7	$217.1	$373.1
Percentage change from last year
Sales	18%	10%	17%	12%	11%	13%
Operating earnings	22%	16%	31%	20%	54%	30%
Operating earnings as a percentage of sales
2017	35%	16%	26%	35%	18%	25%
2016	34%	15%	23%	32%	13%	22%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months Ended				Nine Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	11%	1%	0%	12%	9%	0%	0%	9%
EMEA	13%	0%	5%	18%	10%	0%	(1)%	9%
Asia Pacific	30%	1%	(1)%	30%	22%	1%	(3)%	20%
Consolidated	17%	0%	1%	18%	12%	1%	(1)%	12%

Sales increased in all Industrial segment product applications. Year-to-date operating margin rate for the Industrial segment increased 3 percentage points compared to last year. Favorable effects of higher sales volume and expense leverage were partially offset by the unfavorable effect of currency translation.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months Ended				Nine Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	11%	0%	0%	11%	12%	0%	0%	12%
EMEA	(3)%	0%	1%	(2)%	7%	0%	(4)%	3%
Asia Pacific	17%	0%	0%	17%	17%	0%	(1)%	16%
Consolidated	9%	0%	1%	10%	12%	0%	(1)%	11%

The Process segment had solid sales growth in legacy product applications, partially offset by the effects of continued weakness in Oil and Natural Gas. Year-to-date operating margin rates for this segment increased 5 percentage points compared to last year due to higher sales volume, favorable expense leverage and a decrease in intangible amortization related to the impairment recorded in the fourth quarter of 2016.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months Ended				Nine Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	12%	0%	0%	12%	12%	0%	0%	12%
EMEA	29%	0%	5%	34%	20%	0%	(1)%	19%
Asia Pacific	30%	0%	1%	31%	13%	0%	0%	13%
Consolidated	16%	0%	1%	17%	13%	0%	0%	13%

Contractor segment sales increased in all channels. Operating margin rates for both the quarter and the year to date for the Contractor segment increased 3 percentage points compared to last year due to higher sales volume, improved gross margin rate and favorable expense leverage.

Outlook

“Demand levels remained robust and broad based in the third quarter,” said McHale. “We expect the positive business environment to continue into 2018, however we do note that our fourth quarter represents our most difficult comparable of the year. In addition to the strong fourth quarter last year, we also had 14 weeks compared to only 13 weeks in this year's fourth quarter. Just given the math, we anticipate low single-digit organic, constant currency growth in the fourth quarter. With that outlook we have the possibility to achieve double-digit sales growth for the full year 2017. I'd like to thank our employees, suppliers, distributor partners and end customers for their contribution to our strong 2017 results. We will continue to invest in our core growth strategies as we finish the year, and will be working hard to get 2018 off to a good start."

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Financial Results Adjusted for Comparability

Adoption of a new stock compensation accounting standard and recognition of certain tax planning benefits in 2017 created large fluctuations in financial results compared to prior periods. Excluding the excess tax benefits on exercised stock options and other tax planning benefits recognized as reductions of income taxes in 2017 presents a more consistent comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 29, 2017	Sep 23, 2016	Sep 29, 2017	Sep 23, 2016
Income taxes, as reported	$20.9	$22.2	$57.6	$62.7
Excess tax benefit from option exercises	3.2	—	20.5	—
Tax planning benefit	5.5	—	5.5	—
Income taxes, adjusted	$29.6	$22.2	$83.6	$62.7

Effective income tax rate
As reported	22%	29%	21%	30%
Adjusted	31%	29%	31%	30%

Net Earnings, as reported	$75.5	$54.4	$216.0	$144.9
Excess tax benefit from option exercises	(3.2)	—	(20.5)	—
Tax planning benefit	(5.5)	—	(5.5)	—
Net Earnings, adjusted	$66.8	$54.4	$190.0	$144.9

Weighted Average Diluted Shares	58.2	57.0	57.9	56.9
Diluted Earnings per Share
As reported	$1.30	$0.95	$3.73	$2.55
Adjusted	$1.15	$0.95	$3.28	$2.55

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2016 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption and trade laws; new entrants who copy our

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products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2016 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 26, 2017, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on October 27, 2017, by dialing 888-203-1112, Conference ID #9177064, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through October 30, 2017.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 29, 2017	Sep 23, 2016	Sep 29, 2017	Sep 23, 2016
Net Sales	$379,812	$327,192	$1,099,885	$980,230
Cost of products sold	176,347	150,594	507,206	456,695
Gross Profit	203,465	176,598	592,679	523,535
Product development	14,815	14,671	44,215	44,964
Selling, marketing and distribution	57,941	49,269	168,912	158,106
General and administrative	31,072	31,194	95,325	99,710
Operating Earnings	99,637	81,464	284,227	220,755
Interest expense	3,901	4,432	12,110	13,468
Other expense (income), net	(656)	416	(1,454)	(338)
Earnings Before Income Taxes	96,392	76,616	273,571	207,625
Income taxes	20,932	22,228	57,551	62,738
Net Earnings	$75,460	$54,388	$216,020	$144,887
Net Earnings per Common Share
Basic	$1.35	$0.98	$3.87	$2.61
Diluted	$1.30	$0.95	$3.73	$2.55
Weighted Average Number of Shares
Basic	56,023	55,684	55,864	55,571
Diluted	58,204	56,969	57,948	56,906

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 29, 2017	Sep 23, 2016	Sep 29, 2017	Sep 23, 2016
Net Sales
Industrial	$178,461	$150,893	$509,719	$454,978
Process	73,656	67,077	217,084	196,068
Contractor	127,695	109,222	373,082	329,184
Total	$379,812	$327,192	$1,099,885	$980,230
Operating Earnings
Industrial	$61,790	$50,573	$177,121	$147,419
Process	12,088	10,394	38,969	25,305
Contractor	33,471	25,593	93,249	71,700
Unallocated corporate (expense)	(7,712)	(5,096)	(25,112)	(23,669)
Total	$99,637	$81,464	$284,227	$220,755

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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